UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

BLACKROCK MUNI NEW YORK INTERMEDIATE DURATION FUND, INC.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

09255F109
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09255F109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		457,688
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		457,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
457,688

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.87%[1]

14	TYPE OF REPORTING PERSON
PN; IA

____________________________
1 The percentages used herein are calculated based upon 4,209,844 shares of common stock outstanding as of 7/31/2018, as disclosed in the company's N-CSR filed 10/4/2018.

CUSIP No. 09255F109	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		457,688
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		457,688

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
457,688

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.87%1

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 4,209,844 shares of common stock outstanding as of 7/31/2018, as disclosed in the company's N-CSR filed 10/4/2018.

CUSIP No. 09255F109	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common shares (the "Common Shares"), of BlackRock Muni New York Intermediate Duration Fund, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 100 Bellevue Parkway, Wilmington, DE 19809.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i)	Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital"); and

(ii)	Mr. Boaz R. Weinstein ("Mr. Weinstein").

This statement is being jointly filed by Saba Capital and Mr. Weinstein (together, the "Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to Reporting Person is set forth herein.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.

(b)	The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c)

The principal business of: (i) Saba Capital is to serve as investment manager to various investment funds and/or accounts and (ii) Mr. Weinstein, an individual, is investment management and serving as the managing member of the general partner of Saba Capital and other affiliated entities.

(d)	The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Saba Capital is organized as a limited partnership under the laws of the State of

CUSIP No. 09255F109	SCHEDULE 13D	Page 5 of 9 Pages

Delaware. Mr. Weinstein is a citizen of the United States. Management is a limited liability company organized under the laws of Delaware.

The Reporting Persons have executed a Joint Filing Agreement, dated April 1, 2019, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $5,792,803 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Shares are undervalued and represent an attractive investment opportunity.

On March 30, 2019, Saba Capital submitted to the Issuer a notice informing the Issuer of its intention to (i) present a proposal requesting the board of directors of the Issuer (the “Board”) consider authorizing a self-tender for all outstanding Common Shares at or close to net asset value; provided, however, if more than 50% of the Issuer’s outstanding Common Shares are submitted for tender, the tender offer should be cancelled and the Issuer should be liquidated or converted into an open-end mutual fund and (ii) nominate the following six persons—Thomas H. McGlade, Stephen J. Flanagan, Frederic Gabriel, Jassen Trenkow, Christopher A. Klepps and David Basile—for election to the Board at the 2019 annual meeting of shareholders of the Issuer. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, performance, management, capitalization, trading of the Common Shares at a discount to the Issuer’s net asset value and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth herein.

CUSIP No. 09255F109	SCHEDULE 13D	Page 6 of 9 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or additional proposals with respect to their investment in the Common Shares.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 4,209,844 shares of common stock outstanding as of 7/31/2018, as disclosed in the Issuer's N-CSRS filed 10/4/2018.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected in the sixty days prior to the filing of the Schedule 13D by the Reporting Person, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

CUSIP No. 09255F109	SCHEDULE 13D	Page 7 of 9 Pages

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Proposal.

CUSIP No. 09255F109	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

                   After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 09255F109	SCHEDULE 13D	Page 9 of 9 Pages

Schedule A

            This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased (Sold)	Price
3/27/2019	3432	13.27
3/22/2019	13236	13.61
3/21/2019	7502	13.45
3/20/2019	511	13.20
3/19/2019	66	13.32
3/15/2019	9297	13.39
3/15/2019	2100	13.41
3/12/2019	243	13.31
3/11/2019	243	13.30
3/8/2019	4524	13.29
3/6/2019	2000	13.25
2/26/2019	3	13.23
2/21/2019	10220	13.20
2/20/2019	2878	13.20
2/19/2019	571	13.19
2/13/2019	100	13.20
2/12/2019	1207	13.20
2/8/2019	12376	13.16
2/7/2019	1809	13.01
2/5/2019	386	12.89
2/4/2019	300	12.82
2/4/2019	515	12.88
2/1/2019	1173	12.74

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 1, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

     Exhibit 2

Information about the Proposal

            The Record Holder intends to submit, for a shareholder vote at the Annual Meeting, the following proposal described below. Other than as described below or elsewhere in this Notice, neither the Record Holder nor any other Participant has any material interest in the Proposal. The reason that the Record Holder intends to submit the Proposal for consideration at the Annual Meeting is because it believes the Board should consider transactions to close the Fund’s trading discount in order to maximize shareholder value.

Proposal

The following is the text of the proposed resolution:

            “BE IT RESOLVED, that the shareholders of BlackRock Muni New York Intermediate Duration Fund, Inc. (the “Fund”), request that the Board of Directors (the “Board”) consider authorizing a self-tender offer for all outstanding shares of the Fund at or close to net asset value (“NAV”). If more than 50% of the Fund’s outstanding shares are submitted for tender, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund.

Supporting Statement

As of March 29, 2019, the Fund has traded at an average discount to NAV of 10.6% over the last three years. In fact, the Fund has not traded at or above NAV for more than six years. In December 2018, the Fund’s discount to NAV reached ~18%.

As a shareholder, a discount to NAV is problematic because if you sell shares you will not receive full value.

When funds suffer from persistent discounts, investors require: (1) a thoughtful and thorough explanation of management's recent decisions, and (2) the Board's plan going forward. Neither of these proactive steps have been offered by management or the Board, which is why we believe the Fund has suffered perpetually wide discounts.

The Fund's excessive discount level indicates that the market has lost faith in management's ability to add to shareholder value.

Similar to many other recent corporate actions in the closed end fund space, shareholders should have the opportunity to realize a price for their shares close to NAV. Toward that end; the Board should consider authorizing a self-tender offer for all outstanding shares of the Fund at or close to NAV. If a majority of the Fund's outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund as a closed-end fund. In that case, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund.

The Fund and Board are likely to come up with a litany of arguments against the Proposal but, the simple fact is, the management and the Board have not been able to effectively manage the Fund's discount.

Please vote FOR the Proposal and tell the Board that you want it to take action to collapse the Fund's discount and increase shareholder value.